Exhibit 99.2

Interim condensed consolidated financial statements of

LeddarTech Holdings Inc.

(Unaudited)

For the three months ended December 31, 2023 and 2022

Unaudited interim condensed consolidated statement of financial position	3

Unaudited interim condensed consolidated statement of changes in shareholders’ equity (deficiency)	4

Unaudited interim condensed consolidated statement of loss and comprehensive loss	6

Unaudited interim condensed consolidated statement of cash flows	7

Notes to the unaudited interim condensed consolidated financial statements	8–22

LeddarTech Holdings Inc.

Interim condensed consolidated statements of financial position

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		As of
		December 31, 2023	September 30, 2023
	Notes	$	$
Assets
Current assets
Cash		29,187,636	5,056,040
Trade receivable and other receivables		2,122,887	3,689,475
Government assistance and R&D tax credits receivable		682,967	2,179,423
Inventories		1,507,349	1,246,946
Prepaid expenses		4,848,368	1,325,991
Total current assets		38,349,207	13,497,875
Property and equipment		1,784,006	2,071,457
Right-of-use assets		2,983,833	3,180,318
Intangible assets	5	50,948,316	45,838,108
Prepaid financing fees		—	264,523
Goodwill		7,318,126	7,318,126
Total non-current assets		63,034,281	58,672,532
Total assets		101,383,488	72,170,407

Liabilities and shareholders’ equity (deficiency)
Current liabilities
Accounts payable and accrued liabilities		14,631,680	13,570,905
Provisions	6	419,090	878,144
Conversion option	7	2,963,407	737,974
Warrant liability	8	1,505,839	—
Current portion of lease liabilities		941,352	722,675
Current portion of government grant liabilities	9	556,438	568,807
Total current liabilities		21,017,806	16,478,505
Long-term debt	7	69,706,972	47,725,583
Redeemable stock options	10	—	6,102,496
Lease liabilities		2,556,946	3,058,558
Government grant liabilities	9	940,121	899,489
Total non-current liabilities		73,204,039	57,786,126
Total liabilities		94,221,845	74,264,631

Shareholders’ equity (deficiency)
Capital stock	10	542,695,821	452,246,204
Reserve – warrants		1,314,417	670,703
Reserve – stock options		31,776,638	31,659,392
Other component of equity		944,274	2,869,188
Deficit		(570,569,506)	(480,333,695)
Equity (deficiency) attributable to owners of the capital stock of the parent		7,161,644	7,111,792
Non-controlling interests	10	—	(9,206,016)
Total shareholders’ equity (deficiency)		7,161,644	(2,094,224)
Total liabilities and shareholders’ equity (deficiency)		101,383,488	72,170,407

Commitments (note 17); Subsequent event (note 18)

See accompanying notes

On behalf of the Board:
Director	Director

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ equity (deficiency)

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
Balance as of September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)
Share issued upon exercise of PIPE warrants	7	2,059,081	—	—	—	—	2,059,081	—	2,059,081
Dividend in share	10	22,960,000	—	—	—	(22,960,000)	—		—
Business combination	3-10	65,372,812	—	117,246	—	—	65,490,058	—	65,490,058
Stock-based compensation	11	—	—	—	506,774	—	506,774	—	506,774
Financing fees – credit facilities modification	7	—	1,643,714	—	—	—	1,643,714	—	1,643,714
Net loss and comprehensive loss		—	—	—	—	(60,141,447)	(60,141,447)	(302,312)	(60,443,759)
Exercise of call option	10	57,724	—	—	(2,431,688)	(7,134,364)	(9,508,328)	9,508,328	—
Balance as of December 31, 2023		542,695,821	2,314,417	31,776,638	944,274	(570,569,506)	7,161,644	—	7,161,644

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ equity (deficiency)

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
Balance as of September 30, 2022		433,689,768	670,703	28,708,766	2,431,688	(432,341,598)	33,159,327	(5,901,084)	27,258,243
Stock-based compensation		—	—	656,480	—	—	656,480	—	656,480
Net loss and comprehensive loss		—	—	—	—	(20,107,985)	(20,107,985)	(1,228,902)	(21,336,887)
Balance as of December 31, 2022		433,689,768	670,703	29,365,246	2,431,688	(452,449,583)	13,707,822	(7,129,986)	6,577,836

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of loss and comprehensive loss

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended December 31,
		2023	2022
	Notes	$	$
Revenues
Products		1,636,731	2,108,155
Services		68,441	137,132
Other		—	10,901
		1,705,172	2,256,188
Cost of sales	4-6	400,825	2,843,945
Gross profit		1,304,347	(587,757)

Operating expenses
Marketing and product management		1,198,485	830,122
Selling		752,504	1,076,357
General and administrative		4,420,237	4,653,323
Research and development costs (net of R&D tax credits of $82,176 in 2023 and $16,124 in 2022)	14	2,883,369	5,589,207
Stock-based compensation	11	(5,985,250)	578,690
Listing expense	3	59,139,572	—
Transaction costs	3	1,761,747	—
Restructuring costs	4	—	964,556
Impairment loss related to intangible assets	4-5	—	5,791,439
		64,170,664	19,483,694
Loss from operations		(62,866,317)	(20,071,451)

Other (income) costs
Finance (income) costs, net	15	(2,422,558)	1,265,436
Loss before income taxes		(60,443,759)	(21,336,887)
Income taxes		—	—
Net loss and comprehensive loss		(60,443,759)	(21,336,887)

Net loss and comprehensive loss attributable to:
Non-controlling interests	10	(302,312)	(1,228,902)
Equity holders of the parent		(60,141,447)	(20,107,985)
Net loss per common share, basic and diluted	12	(16.76)	(119.97)
Weighted average common shares outstanding, basic and diluted	12	3,587,572	167,610

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of cash flows

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended December 31,
		2023	2022
	Notes	$	$
Operating activities
Net loss		(60,443,759)	(21,336,887)
Adjustments to reconcile net loss to net cash flows:
Write-down (write-down reversal) of inventories		11,241	380,537
Depreciation of property and equipment		222,621	399,367
Depreciation of right-of-use assets		124,818	186,424
Amortization of intangible assets		137,112	70,431
Impairment loss related to intangible assets	4-5	—	5,791,439
Finance costs, net	15	(2,373,295)	1,115,111
Transaction costs		416,903	—
Listing expense	3	59,139,572	—
Stock-based compensation		(5,985,250)	578,690
Foreign exchange gain		509,860	(73,143)
		8,240,177	(12,888,031)
Net change in non-cash working capital items	13	(13,333,715)	299,862
Net cash flows related to operating activities		(21,573,892)	(12,588,169)

Investing activities
Additions to property and equipment		(15,091)	(99,957)
Additions to intangible assets		(2,859,836)	(2,400,953)
R&D tax credit received		1,522,306	—
Finance income received		109,807	34,210
Net cash flows related to investing activities		(1,242,814)	(2,466,700)

Financing activities
Debt issuance	7	29,506,254	—
Other loan settlement/reimbursed	7	—	(357,421)
Interest paid on credit facility and other loan	7	(1,078,453)	(1,113,259)
Exercise of warrants	10	337	—
Debt issuance costs	7	(9,645)	—
Cash acquired from a reverse asset acquisition	3	19,477,645	—
Repayment principal amount of lease liabilities		(357,989)	(165,598)
Interest paid on lease liability		91,654	(128,064)
Net cash flows related to financing activities		47,629,803	(1,764,342)

Effect of foreign exchange on cash		(681,501)	(10,181)

Net increase (decrease) in cash		24,131,596	(16,829,392)
Cash, beginning of year		5,056,040	32,025,899
Cash, end of year		29,187,636	15,196,507

See accompanying notes

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

1.	Reporting entity, nature of operations and going concern uncertainty

Reporting entity

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to Note 3, Acquisition of Prospector Capital Corp., for additional information on the amalgamation of the Company on December 21, 2023.

These unaudited condensed interim consolidated financial statements are comprised of the accounts of LeddarTech and its wholly owned subsidiaries and the prior period amounts are those of LeddarTech, which continued as the operating entity under the same name following the amalgamation.

The Company’s subsidiaries are as follows:

	Place of	Proportion of ownership interest held by the Company
Name of subsidiary	incorporation and operation	December 31, 2023	September 30, 2023
LeddarTech USA Inc	U.S.	100%	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%	100%
Vayavision Sensing, Ltd. (“Vayavision”)	Israel	100%	60%
LeddarTech Germany GmbH	Germany	100%	100%

The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec, G1P 2J7, Canada.

Nature of operations

The Company develops services and products targeted at the Advanced Driver Assistance Systems (“ADAS”) market and manufactures and commercializes advanced detection and ranging systems and solutions based on light (“LIDAR”) for the mobility market. The Company operates under one operating segment.

Going concern uncertainty

These consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the consolidated financial statements.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

1.	Reporting entity, nature of operations and going concern uncertainty (continued)

The Company has an accumulated deficit of $570,569,506 as of December 31, 2023, and, for the three months ended December 31, 2023, incurred a net loss of $60,443,759 and net cash outflows related to operating and investing activities amounting to $21,573,892 and $1,242,814, respectively. As of December 31, 2023, the Company had a cash balance of $29,187,636 and an outstanding credit facility of $30,000,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming year ending September 30, 2024, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed.

The ability of the Company to fulfill its obligations and finance its future activities depends on its ability to raise capital and the continuous support of its creditors. The Company has historically been successful in raising capital through issuances of equity and debt and refinancing its credit facilities (refer to Note 7). Consequently, the Company believes its effort to raise sufficient funds to support its activities will be successful. However, there can be no certainty as to the ability of the Company to achieve successful outcomes to these matters. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

The accompanying interim condensed consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These consolidated financial statements were approved for issue by the Company’s Audit Committee of the Company on February 12, 2024.

2.	Summary of significant accounting policies

Statement of compliance

These unaudited interim condensed consolidated financial statements for the three months ended December 31, 2023 and 2022 have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation are followed in the unaudited interim condensed financial statements as compared with the most recent annual financial statements. They do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2023 and 2022 (restated), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

3.	Acquisition of Prospector Capital Corp.

On December 21, 2023, the Company completed a plan of arrangement pursuant to a BCA with Prospector and LeddarTech Holdings Inc. Pursuant to the plan of arrangement and BCA, Prospector amalgamated with LeddarTech Holdings Inc., a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination, to form “Amalco”. Also pursuant to the plan of arrangement, after the preferred shares of LeddarTech converted into common shares of LeddarTech, Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco, and LeddarTech and Amalco amalgamated. The Transactions are accounted for as a reverse asset acquisition in accordance with IFRS 2, Share-Based Payment (“IFRS 2”) since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”).

On closing, the Company accounted for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector's publicly traded common shares on December 21, 2023. The fair value of the Class A non-voting special shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents a service for the listing of the Company and is recognized as a listing expense in the interim condensed consolidated statement of loss and comprehensive loss.

The following table reconciles the fair value of elements of the Transactions:

$
Fair value of consideration transferred
8,770,930 common shares	55,257,187
2,031,250 Class A non-voting special shares	10,115,625
65,372,812
Fair value of assets acquired and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
Balance, as of September 30, 2023	6,233,240
Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. See Note 8 for additional information.

For the three months ended December 31, 2023, the Company expensed $1,761,747 in transaction costs (three months ended December 31, 2022 - $Nil).

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

4.	Restructuring and others

Restructuring mainly involves two components of the Company, referred to as “Components” and “Modules”.

In October 2022, LeddarTech announced restructuring initiatives driven by a change in the focus of the Company’s operations, now focused on services and products targeted at the ADAS market. These initiatives, consisting of the reduction of the workforce, have mostly been completed over the fiscal year ending September 30, 2023. For the three months ended December 31, 2022, restructuring costs of $964,556 were incurred.

Although our Modules business has been actively commercialized for many months, no potential buyer has been identified and the underlying assets have not shown to be attractive on the current market. There is no Letter of Intention or any other indication that the sale of our Modules business or of any of the underlying asset could be highly probable. Thus, we determined that it is not highly probable that a sale will be completed within the next 12 months.

For the Components business, LeddarTech originally had the intention of selling the business; however, in September 2022, it was determined that Components business would be wound down. All assets related to the Components business were deemed impaired as of September 30, 2022, except for $4.3 million related to one contract under negotiation at that time, which did not culminate in a project and were subsequently deemed impaired in the first quarter of 2023 (Note 5).

Also, in the context of this change of focus in the LeddarTech’s operations, the Company revised its revenues forecasts for certain programs. Consequently, a write-down on inventories of $408,652 was recognized during the three months ended December 31, 2022 on the interim condensed consolidated statements of loss, under cost of sales. For the three months ended December 31, 2022, an onerous contract loss of $1,050,162 was also recorded under cost of sales.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

5.	Intangible assets

	Patents	Licenses	Software	Development costs[2]	Others	Total
	$	$	$	$	$	$
Cost
September 30, 2023	3,450,455	1,186,337	575,719	45,075,873	94,810	50,383,194
Additions	272,428	—	—	2,782,422	—	3,054,850
Borrowing costs[1]	—	—	—	2,320,533	—	2,320,533
R&D tax credits (Note 14)	—	—	—	(88,604)	—	(88,604)
December 31, 2023	3,722,883	1,186,337	575,719	50,090,224	94,810	55,669,973

Accumulated amortization and impairment
September 30, 2023	1,059,007	1,183,761	520,998	1,708,264	73,056	4,545,086
Amortization	131,911	1,496	9,470	32,358	1,336	176,571
Write-offs[3]	—	—	—	—	—	—
December 31, 2023	1,190,918	1,185,257	530,468	1,740,622	74,392	4,721,657
Net book value
December 31, 2023	2,531,965	1,080	42,251	48,349,602	20,418	50,948,316

[1]	The capitalization rate used to determine the amount of general borrowing costs eligible for capitalization during the three months ended December 31, 2023 was 22%.

[2]	Including $48,281,364 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

[3]	During the first quarter of fiscal year 2023, an impairment expense amounting to $5,791,439 was recognized:

i.	During that period, the Company reviewed its September 30,2022 transition plan resulting in certain development costs and licenses no longer expected to be used. Consequently, certain intangible assets were no longer expected to be used and the test was performed at the asset level. These assets had a carrying amount of $5,791,439 and were completely written-off, resulting in an impairment expense of the same amount, including the license related to the development of Components technology projects for $1,424,196.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

6.	Provisions

The following table details the changes in provisions between September 30 and December 31, 2023:

Onerous contracts
$
Balance, as of September 30, 2023	878,144
Revision of estimations	(8,736)
Provisions utilized	(450,318)
Balance, as of December 31, 2023	419,090

7.	Long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as of September 30 and December 31, 2023:

	Final	Weighted average effective interest rate	December 31, 2023	September 30, 2023
	maturity	%	$	$

Convertible loan (a)	2028	23.16	34,122,408	11,258,950
Credit facility (b)	2026	17.58	27,192,161	28,747,705
Term loan	2030	33.65	8,392,403	7,718,928
Long-term debt		22.28	69,706,792	47,725,583
Current portion of long-term debt			—	—
Long-term debt			69,706,792	47,725,583

a)	Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in Note 3, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

7.	Long-term debt (continued)

Issuance of Tranches B-1 and B-2:

On October 27, 2023, upon initial recognition, the $5,617,611 of Tranche B-1 financing was allocated to its component is as follows:

●	The debt portion of Tranche B-1 was recorded at amortised cost at a carrying value of US$1,873,523 ($2,596,141), net of transaction costs of $48,743, resulting in an effective interest rate of 28.01%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$ 694,758 ($962,726). The conversion option is a liability classified embedded derivative whose fair value is recorded in the Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised at fair value through profit or loss, with changes in its fair value recorded in the Consolidated statements of loss under Finance costs.

●	The 24,322 warrants to acquire 24,322 D-1 Preferred Shares were recognised at their fair value of US$1,260,107 ($2,059,081), determined using a Black-Scholes valuation model.

The fair value of the conversion option and the warrants at initial recognition were determined using the Black-Scholes option pricing model and the following assumptions:

	Conversion option	Warrants

Fair value of the underlying share	US$4.74	US$61.09
Exercise price	US$10.00	US$0.01
Risk-free interest rate	4.05%	4.89%
Expected volatility	60%	60%
Expected life	5.00 years	0.04 years
Dividend yield	0%	0%

On December 21, 2023, upon initial recognition, the $23,888,643 of Tranche B-2 financing was allocated to its component as follows:

●	The debt portion of Tranche B-2 was recorded at amortised cost at a carrying value of US$14,952,605 ($19,903,413), net of transaction costs of $297,833, resulting in an effective interest rate of 15.87%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$2,933,937 ($3,985,230). The conversion option is a liability classified embedded derivative whose fair value is recorded in the Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised at fair value through profit or loss, with changes in its fair value recorded in the Consolidated statements of loss under Finance costs.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

7.	Long-term debt (continued)

b)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023 and December 8, 2023. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made and (iii) reduce the Available Cash requirement for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2,500,000 to $1,500,000, to $Nil until the DE-SPAC date and from $10,000,000 to $5,000,000 at all times after the DE-SPAC date.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1,643,714.

8.	Warrant liability

	As of December 31, 2023
	Number	$

Public and Private Warrants	16,049,080	1,364,172
Vesting Sponsor Warrants	1,416,670	141,667
	17,465,750	1,505,839

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively "the Prospector Warrants") in connection with the BCA and plan of arrangement (Note 3).

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.17 per common share, which is variable in $CDN. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the ‘fixed for fixed’ requirement. The Public and Private Warrants are exercisable and will expire on December 21, 2030. The Vesting Sponsor Warrants are identical to the Public and Private Warrants, except that the Vesting Sponsor Warrants will be deemed vested in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. None of the Vesting Sponsor Warrants are redeemable by the Company.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

8.	Warrant liability (continued)

The Warrants were initially recorded at their fair value (Note 3). The fair value of the Warrants is reassessed at the end of each reporting period with subsequent changes in fair value recognized through profit or loss. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants. The Vesting Sponsor Warrants are a level 3 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants but also unobservable data.

The following table details the changes in warrant liability between December 21 and December 31, 2023:

Warrant liability
$
Balance, as of December 21, 2023 (issuance date)	1,746,575
Revaluation of warrant liability	(240,736)
Balance, as of December 31, 2023	1,505,839

9.	Government grant liabilities

$

Balance, as of September 30, 2023	1,468,296
Accretion interest expense	61,980
Foreign exchange loss (gain)	(33,717)
Balance, as of December 31, 2023	1,496,559

Current	556,438
Non-current	940,121

10.	Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

10.	Capital stock (continued)

Common shares

	Number of Shares	Amount $

Balance, as of September 30, 2023	167,610	9,894,326
Issuance of common shares upon exercise of the call option	66,550	57,724
Class A, B, C, D-1 and D-2 preferred shares exchange for common shares	239,766,119	444,410,959
Common shares converted per business combination	(240,000,279)	(454,361,009)
Issuance of new common shares per business combination	20,000,000	454,361,009
Issuance to Prospector shareholders (note 3)	8,770,930	55,257,187
Balance, as of December 31, 2023	28,770,930	509,620,196

Exercise of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision. Per the original Share Purchase Agreement (“SPA”) conditions, the purchase of the Vayavision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in Vayavision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

Special Shares

Upon close of the acquisition of Prospector, the Company issued through the Transactions, 2,031,250 Class A non-voting special shares having a value of $10,115,625 to Prospector Sponsor in connection with the BCA and plan of arrangement (Note 3).

The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued 4,999,815 Earnout Non-Voting Special Shares of an aggregate fair value of $22,960,000 consisting of the following:

●	999,963 Class B Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $12.00; or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $12.00 per Common Share;

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

10.	Capital stock (continued)

●	999,963 Class C Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $14.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $14.00 per Common Share;

●	999,963 Class D Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $16.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $16.00 per Common Share;

●	999,963 Class E Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company enters into its first customer contract with an OEM (or with a Tier-1 who has a contract with an OEM and meets the same conditions) that represents a design win for the Company for an OEM series production vehicle that will create at least 150,000 units a year in volume for its fusion and perception products or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share; and

●	999,963 Class F Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company (i) sends out its first undisputed invoice for payment for product delivery for OEM installation against a contract with an OEM (or with a Tier-1 who has a contract with an OEM) needing in excess of 150,000 units a year in volume for its fusion and perception products and (ii) appropriately books that invoice as revenue in accordance with IFRS requirements or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued and the following weighted average assumptions:

Fair value of the underlying share	US$4.74
Exercise price	—
Risk-free interest rate	3.23%
Expected volatility	60%
Expected life	7.00 years
Dividend yield	0%

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

10.	Capital stock (continued)

As of December 31, 2023, the following shares were issued and outstanding:

	Number of Shares	Amount $

Common shares	28,770,930	509,620,196
Class A preferred shares	2,031,250	10,115,625
Class B preferred shares	999,963	5,220,000
Class C preferred shares	999,963	4,970,000
Class D preferred shares	999,963	4,740,000
Class E preferred shares	999,963	4,250,000
Class F preferred shares	999,963	3,780,000
	35,801,995	542,695,821

11.	Stock-based compensation

M-option

Preceding closing of the acquisition of Prospector (Note 3), pursuant to the Plan of Arrangement, each of 18,647 M-Options have been exchanged for an option to purchase one common shares of the Company.

The replacement options have an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity. Upon replacement of the award, the fair value of the option of $117,246 was recognised in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in note 3. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. During the first quarter of 2024, a portion ($506,774) of the transaction fee was recognized as transaction costs in the interim condensed Consolidated statement of loss, with a counterparty in Other components of equity.

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares.

The Plan will provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

In January 2024, the Company granted under the Plan, (i) Options, (ii) RSUs and (iii) PSUs (refer to Note 18).

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

12.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The potential effect of dilution from outstanding stock options, convertible notes, convertible preferred stocks, and warrants were excluded from the calculation of the diluted loss per common share since the Company incurred losses and the inclusion of these instruments would have an antidilutive effect.

13.	Additional information included in the consolidated statement of cash flows

Changes in non-cash working capital items:

	Three months ended December 31,
	2023	2022
	$	$
Trade receivable and other receivables	1,566,588	684,734
Government assistance and R&D tax credits receivable	62,754	776,274
Inventories	(260,403)	48,883
Prepaid expenses	(3,522,378)	(560,643)
Accounts payable and accrued liabilities	776,608	(2,014,581)
Provisions	(459,054)	1,365,195
Net working capital acquired (Note 3)	(11,497,830)	—
	(13,333,715)	299,862

14.	Government grants

	Three months ended December 31, 2023
	Grant recognized in statement of loss	Grant recorded against carrying amount of intangible assets (note 5)	Total grant
	$	$	$

Other grants	—	—	—
Total grants	—	—	—
R&D tax credit	82,176	88,604	170,780
Total grants and R&D tax credits	82,176	88,604	170,780

The amounts recorded in reduction of property and equipment and intangible assets were $Nil and $88,604, respectively ($Nil and $19,173 in 2022, respectively).

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

15.	Finance costs, net

	Three months ended December 31
	2023	2022
	$	$
Finance income
Interest income	(109,807)	(34,210)
	(109,807)	(34,210)
Finance costs
Interest expense on term loan (Note 7)	673,475	457,590
Interest expense on lease liabilities	71,039	120,944
Interest expense on credit facility (Note 7)	1,166,622	1,127,386
Interest expense on convertible notes (Note 7)	1,204,228	—
Interest expense on other loan (Note 7)	—	73,594
Issuance of convertible loans (Note 7)	9,645	—
Accretion and remeasurement of government grant liability (Note 9)	61,980	208,607
Bank charges	18,452	22,409
	3,205,441	2,010,530
Loss (gain) on revaluation of instruments carried at fair value
Warrant liability (Note 8)	(240,736)	—
Conversion option (Note 7)	(2,722,547)	—
	(2,963,283)	—

Other
Gain on lease modification (Note 16)	(166,661)	—
	(166,661)	—

Capitalized borrowing costs (Note 5)	(2,320,533)	(739,282)
Foreign exchange loss (gain)	(67,715)	28,398
Finance costs, net	(2,422,558)	1,265,436

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

16.	Lease modification

On October 31, 2023, the Company entered into a lease modification for its Québec city location, in order to reduce the rented square footage. As per the amendment, during the first quarter of 2024, a gain on lease modification of $166,661 was recorded.

17.	Commitments

Other than commitments related to the leases and the long-term debts, the Company is committed to minimum amounts under long-term agreements for license and telecommunications and office equipment, which expire at the latest in 2025. The commitments are detailed in the annual consolidated financial statements for the year ended September 30, 2023.

18.	Subsequent event

In January 2024, the Company granted under its Equity Incentive Plan, 1,352,300 Options, 771,648 RSUs and 690,600 PSUs.